

March 7, 2024

Tom Shea
Chief Executive Officer
OneStream, Inc.
191 N. Chester Street
Birmingham, Michigan 48009

> **Re: OneStream, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 7, 2024**
> **CIK No. 0001889956**

Dear Tom Shea:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please identify the Former Members and the Continuing Members. Clarify whether the Continuing Members refers to any individuals or entities other than KKR.

2. We note that your platform utilizes software governed by open source licenses. Clarify whether your AI is governed by those open source licenses and address any related risks specific to AI. Also, provide definitions of "AI-enabled," "machine learning" and any other industry-specific terminology.

Risk Factors
"Our ability to pay taxes and expenses, including payments under the TRA, might be limited by our structure.", page 55

3. Please revise your disclosure to quantify or otherwise describe the maximum amount of

outstanding obligations that would be due and payable under the TRA under the circumstances that would accelerate payment.

Use of Proceeds, page 77

4.   We note that you intend to use the net proceeds from this offering to purchase newly issued LLC Units from OneStream Software LLC. Please expand your disclosure to include a description of how many units will be purchased.

Business, page 110

5.   You state that more than 10% of Fortune 500 companies rely on OneStream as of December 31, 2023. To provide context, please consider disclosing the percentage of your customers that are Fortune 500 companies and the percentage of revenue for each period that was generated from these customers.

Financial Statements
Notes to Consolidated Financial Statements
Deferred Offering Costs, page F-13

6.   We note as of December 31, 2022 the Company had capitalized $3.0 million of deferred offering costs in other noncurrent assets. It appears these costs were incurred in connection with an aborted offering, i.e. not a short postponement. Deferred costs of an aborted offering should not be deferred and charged against proceeds of a subsequent offering. Refer to the guidance in SAB Topic 5:A.

General

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

      Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Victor Nilsson